UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 9, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ideal Financial Solutions, Inc.

File No. 000-53922 CF#25055

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Ideal Financial Solutions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on April 5, 2010, and refiled as Exhibit 10.2 to a Form 10 filed on June 21, 2010 and August 19, 2010, respectively.

Based on representations by Ideal Financial Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2   through September 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel